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                             March 28, 2022

       Tony Lauro, II
       Chief Financial Officer
       BlockFi Lending LLC
       201 Montgomery Street
       Suite 263
       Jersey City, NJ 07302

                                                        Re: BlockFi Lending LLC
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed March 24,
2022
                                                            File No. 022-29099

       Dear Mr. Lauro:

                                                        This is to advise you
that we have not reviewed and will not review your filing.

               Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the qualification of the indenture.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance